EXHIBIT 99.E8

                       Fee Information for Services as on
                 Plan, Transfer and Dividend Disbursing Agent on

                                THE ARBOR FUND on

The Fund shall pay a fee of $12,000 per class of each Portfolio per year. Fees are payable on a monthly basis.

OUT-OF-POCKET EXPENSES

Out-of-Pocket expenses will be billed to, and payable by, the Fund as incurred and inlude but are not limited to: confirmation statements, investor statements, postage, forms, audio response, telephone, records retention, federal wire, transcripts, microfilm, microfiche, and expenses incurred at the specific direction of the fund.

THE ARBOR FUND                          HANCOCK BANK AND TRUST
BY _________________________            BY _________________________
Title ________________________          Title ________________________
Date ________________________           Date ________________________